TSX-V: EPZ

www.epzresources.com

NEWS RELEASE

ESPERANZA EXPANDS CERRO JUMIL MINERALIZATION

Vancouver, B.C., November 27, 2011: Esperanza Resources Corp. (TSX.V: EPZ) is pleased to provide this update on its Cerro Jumil, Mexico project. Highlights of recent drill results include:

•

Drill Hole RCHE-11-212 intersected 52.5 meters containing 0.9 grams of gold per tonne.

•

Drill Hole RCHE-11-214 intersected 61.5 meters containing 1.6 grams gold per tonne.

•

Drill Hole RCHE-11-215 intersected 27.0 meters containing 1.30 grams gold per tonne.

Complete results are in the accompanying table and drill hole locations are shown on the accompanying map. A detailed drill hole plan map can be found on the Company’s website.

All drill holes were drilled to find extensions of the Las Calabazas gold zone. This is one of the three principal and contiguous gold zones that currently comprise the gold resource. Mineralization has now been extended an additional 100 meters down dip. Results from the current drilling will be used in the future to estimate an updated resource in conjunction with a bankable feasibility study.

Present work is now focused on exploration of the Southwest Extension area – a potential new gold resource area described in a News Release dated October 17, 2011, as well as the Colotepec target.

Preparing for Feasibility

As a result of the successful conclusions reached in a recent Preliminary Economic Assessment of the Cerro Jumil project (News Release dated September 13, 2011) the Company has decided to complete a bankable feasibility study. To that end the Company, along with its metallurgical consultants, is designing an extensive program to decisively examine various processing alternative. The main focus of the testing will be on analyzing crushed versus uncrushed (run-of-mine) heap-leach scenarios for gold recovery. The Company also expects to begin a geotechnical drill program to provide data for engineering of pit slopes and various facility foundations. Esperanza intends to complete the feasibility study by late 2012.

A total of 8236 meters of drilling has now been completed since the start of the current campaign for a project total of 49,818 meters. The updated Preliminary Economic Assessment completed by Golder Associates, demonstrated a proposed mine would produce 103,000 gold ounces annually at a cash cost of US$499 per ounce. Initial capital, including pre-stripping, is estimated to be US$114 million. The on-going drill program is designed to evaluate areas adjacent to the known resources and to fill-in those areas now classified as inferred resource. Much of the fill-in drilling is now complete.

Additionally the Company has identified a further 6 drill targets within a 10 km radius of Cerro Jumil. Work has begun on securing necessary government and community approvals to begin their exploration.

About Esperanza

Esperanza is focused on advancing the development of its principal property, the wholly-owned Cerro Jumil gold project in Morelos State, Mexico. It is also actively investigating 11 other exploration interests in Peru and Mexico. In October of 2010 it announced a strategic investment which resulted in a 28% interest in Global Minerals Ltd. (TSX-V: CTG), owner of the Strieborná silver/copper project in Roznava, Slovakia.

QUALIFIED PERSON:  William Bond, CPG and Vice-President, Esperanza Resources is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the drill results and other data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.  All samples were submitted to ALS Chemex laboratories for analysis in Vancouver, Canada.  Gold samples were analyzed by fire assay and atomic absorption spectroscopy with a 30 g nominal sample weight. Silver is analyzed by induction coupled plasma – atomic emission spectroscopy (ICP-AES).  A description of quality control and quality assurance protocols can be found at: http://www.epzresources.com/protocols.php

SAFE HARBOUR:  Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbour” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs.

The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will be converted into reserves.

For further information, contact:

Esperanza Resources Corp.
Bill Pincus, President and CEO Toll Free: 1 866 890 5509 info@epzresources.com Website: www.epzresources.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada

accepts responsibility for the adequacy or accuracy of this release.

Cerro Jumil RC Drill Results October 2011
Drill Hole	From (meters)	To (meters)	Interval (meters)	Grade (grams gold/tn)
RCHE-11-209	No significant intervals
RCHE-11-210	No significant intervals
RCHE-11-211	No significant intervals
RCHE-11-212	193.5	246.0	52.5	0.90
includes	195.0	220.5	25.0	1.36
RCHE-11-213	132.0	138.0	6.0	0.93
RCHE-11-213	181.5	189.0	7.5	2.43
RCHE-11-213	301.5	330.0	28.5	1.31
RCHE-11-214	319.5	381.0	61.5	1.55
includes	324.0	340.5	16.5	3.86
RCHE-11-215	96.0	103.5	7.5	0.98
RCHE-11-215	192.0	219.0	27.0	1.28
includes	201.0	211.5	10.5	2.44
RCHE-11-216	No significant intervals

471,000 mE
472,000 mE
2,078,500 mN
2,077,500 mN
Maiz Drill Target
West Zone
RCHE-11-216
RCHE-11-214
RCHE-11-213
RCHE-11-211
RCHE-11-215
RCHE-11-212
Las Calabazas Zone
Southeast Zone
Possible SW Extension
Colotepec Drill Target

ESPERANZA RESOURCES

Cerro Jumil Project 2011 Drill Hole Location Map

Explanation

- Recent Drilling
- Previous Drilling
- Drill Target

Mineral Related Alteration

N

0 100 200

meters

Date: 21 November 2011

Projection: NAD27 Mexico UTM Zone 14